

July 12, 2016

<u>FILED VIA EDGAR</u>

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Chesapeake Investment Trust
             File No. 811-07324

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find enclosed, on behalf of the Chesapeake Investment Trust (f.k.a. Gardner Lewis Investment Trust) (the "Trust"), Endorsement No. 11 "Amended Declarations" to the Fidelity Bond which was filed with the Securities and Exchange Commission ("Commission") on September 22, 2015. The sole purpose of this amendment was to change the name of the Trust, from Gardner Lewis Investment Trust to Chesapeake Investment Trust, on the Fidelity Bond.

There are no other changes to the Fidelity Bond, or related materials, as filed with the Commission on September 22, 2015.

Please contact the undersigned at 513-587-3418 if you have any questions concerning this filing.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450
www.ultimusfundsolutions.com

ENDORSEMENT OR RIDER NO. 11   **TRAVELERS**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-14R77690-15-N2	06/15/16	06/29/16 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

Chesapeake Investment Trust

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

☒   Item 1.   Name of Insured / Principal Address:

From: Gardner Lewis Investment Trust

To: Chesapeake Investment Trust

☐   Item 2.   Bond Period:

From: 12:01 a.m. on 07/27/2015 to 12:01 a.m. on 07/27/2016 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐   Item 3.   Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A - Fidelity	$350,000.	$0
Insuring Agreement B - Audit Expense	$100,000.	$10,000.
Insuring Agreement C - Premises	$350,000.	$10,000.
Insuring Agreement D - Transit	$350,000.	$10,000.
Insuring Agreement E - Forgery or Alteration	$350,000.	$10,000.
Insuring Agreement F - Securities	$350,000.	$10,000.
Insuring Agreement G - Counterfeit Currency	$350,000.	$10,000.
Insuring Agreement H - Stop Payment	$100,000.	$10,000.
Insuring Agreement I - Uncollectible Items of Deposit	$100,000.	$10,000.
Optional Coverages Added by Rider:		
Insuring Agreement J-Computer Systems	$350,000.	$10,000.
Insuring Agreement K-VIT	$350,000.	$10,000.
Insuring Agreement L-Telefacsimile	$350,000.	$10,000.
Insuring Agreement M-Unauthorized Signatures	$100,000.	$10,000.
	$	$
	$	$
	$	$

☐   Item 4.   Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By _____
                        Authorized Representative

INSURED

ICB028 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.